UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No.)*

Greenfire Resources Ltd.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

39525U107
(CUSIP Number)

Aaron Michael Daniels, Esq. Brigade Capital Management, LP 399 Park Ave, 16th Floor New York, NY 10022 (212) 745-9700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [__].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

__________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	39525U107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brigade Capital Management, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,370,040

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

5,370,040

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
5,370,040

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%

14.	TYPE OF REPORTING PERSON*

PN, IA

CUSIP No.	39525U107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brigade Capital Management GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

5,370,040

9.	SOLE DISPOSITIVE POWER

10.	SHARED DISPOSITIVE POWER	[_]

5,370,040

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
5,370,040

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%

14.	TYPE OF REPORTING PERSON*

OO, HC

CUSIP No.	39525U107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Donald E. Morgan, III.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,370,040

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

5,370,040

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
5,370,040

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%

14.	TYPE OF REPORTING PERSON*

HC, IN

CUSIP No.	39525U107

Item 1.	Security and Issuer.

The name of the issuer is Greenfire Resources Ltd. (the "Issuer"). The address of the Issuer's principal offices is 1900 – 205 5th Avenue SW, Calgary, Alberta T2P 2V7(403). This Schedule 13D relates to the Issuer's Common Shares (the “Common Shares” or "Shares").

Item 2.	Identity and Background.

(a-c, f) This Schedule 13D is being filed jointly by Brigade Capital Management, LP , a Delaware limited partnership ("Brigade CM"), Brigade Capital Management GP, LLC, a Delaware limited liability company ("Brigade GP") and Donald E. Morgan, III.

Brigade CM, Brigade GP and Mr. Morgan are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons” or “Brigade.”

The principal business of Brigade CM is managing investments. The business address and principal executive offices of Brigade CM are located at 399 Park Avenue, 16th Floor, New York, NY 10022.

Brigade GP is the general partner of Brigade CM. The business address and principal executive offices of Brigade GP are located at 399 Park Avenue, 16th Floor, New York, NY 10022.

Mr. Morgan is the managing member of Brigade GP and his business address is 399 Park Avenue, 16th Floor, New York, NY 10022.

The Common Shares to which this Schedule 13D relates are held directly by private investment funds and accounts managed by Brigade CM.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Each natural person identified in this Item 2 is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds used for the acquisition of the Common Shares reported herein came from the working capital of private funds and accounts advised by Brigade CM.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares because they believe the Shares are undervalued and represent an attractive investment opportunity.

An employee of Brigade Capital Management, LP, Matthew Perkal, serves on the Issuer’s Board of Directors.

Although the Reporting Persons do not have any specific plan or proposal to acquire, transfer or dispose of Common Shares at the time of this filing, consistent with their investment purpose, the Reporting Persons may, either directly or through one or more affiliates, from time to time or at any time and subject to price, market and general economic and fiscal conditions and other factors, acquire or seek to acquire additional shares of Common Shares in the open market, in privately negotiated transactions or otherwise, or dispose of or seek to dispose of all or a portion of such shares of Common Shares now owned or hereafter acquired. The Reporting Persons reserve the right to change their intention with respect to any or all of the matters required to be disclosed in this Item 4.

The Reporting Persons have not made a determination regarding a maximum or minimum number of shares of Common Shares or other securities of the Issuer that it may hold at any point in time.

Except as set forth herein and below, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by such persons with respect to the Issuer, the foregoing is subject to change at any time.

Item 5.	Interest in Securities of the Issuer.

(a)       As of the date hereof, the Reporting Persons beneficially own an aggregate of 5,370,040 Common Shares, representing approximately 7.8% of the Issuer based upon the 68,642,515 Common Shares outstanding as of September 20, 2023, according to the Form 20-F filed by the Issuer on September 27, 2023.

(b)       The Common Shares are held directly by private investment funds and accounts managed by Brigade CM. As of the date hereof, the Reporting Persons have the shared power to vote and dispose of 5,370,040 Common Shares.

(c)       Please see Exhibit B below for transactions in Common Shares by the Reporting Persons.

(d)       No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Shares beneficially owned by the Reporting Persons.

(e)       Not applicable.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described below and in Item 4 herein, there are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Donald E. Morgan, III owns limited partnership interests in a sponsor investment vehicle that holds Common Shares of the Issuer. Mr. Morgan does not have beneficial ownership of the Issuer’s Common Shares held by the sponsor investment vehicle.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Statement
Exhibit B	Schedule of Transactions in Common Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 2, 2023	Brigade Capital Management, LP

	By:	/s/ Donald E. Morgan, III
Name: Donald E. Morgan, III
Title: Managing Member of its General Partner

Brigade Capital Management GP, LLC

By:	/s/ Donald E. Morgan, III
Name: Donald E. Morgan, III
Title: Managing Member

/s/ Donald E. Morgan, III
Donald E. Morgan, III, individually

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D dated October 2, 2023 relating to the Common Shares of Greenfire Resources Ltd. shall be filed on behalf of the undersigned.

October 2, 2023	Brigade Capital Management, LP

	By:	/s/ Donald E. Morgan, III
Name: Donald E. Morgan, III
Title: Managing Member of its General Partner

Brigade Capital Management GP, LLC

By:	/s/ Donald E. Morgan, III
Name: Donald E. Morgan, III
Title: Managing Member

/s/ Donald E. Morgan, III
Donald E. Morgan, III, individually

Exhibit B

Schedule of Transactions In Common Shares

Date	Number of Common Shares Acquired	Price
9/22/2023	7,739	$6.06
9/27/2023	2,447,366	See Footnote 1
9/27/2023	194,000	See Footnote 2
9/27/2023	2,133	$6.73
9/28/2023	200,000	$5.68
9/28/2023	268,344	$5.73
9/29/2023	56,910	$4.96
9/29/2023	100,000	$5.00
9/29/2023	5,000	$5.05

(1)	The Common Shares reported relate to Common Shares that were received by the Reporting Persons in connection with a warrant exchange on 9/27/2023.

(2)	The Common Shares reported relate to Warrants that were received by the Reporting Persons in connection with a warrant exchange on 9/27/2023.